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                              September 18, 2020

       William Wei Huang
       Chief Executive Officer
       GDS Holdings Limited
       F4/F5, Building C, Sunland International
       No. 999 Zhouhai Road
       Pudong, Shanghai 200137
       People's Republic of China

                                                        Re: GDS Holdings
Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed April 17,
2020
                                                            File No. 001-37925

       Dear Mr. Wei Huang:

               We have reviewed your August 28, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 31, 2020 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Item 3. Key Information
       A. Selected Financial Data
       Non-GAAP Measures, page 4

   1. We note your response to prior comment 1. As it appears you are attempting to show a non-GAAP gross profit
measure, please revise to reconcile your adjusted NOI to GAAP gross profit and label
accordingly. Also, expand your disclosures to further explain the usefulness of this
measure to investors. Provide a draft of your revised disclosures in your response.
 William Wei Huang
GDS Holdings Limited
September 18, 2020
Page 2

       You may contact Megan Akst, Senior Staff Accountant, at 202-551-3407 or Melissa
Kindelan, Senior Staff Accountant, at 202-551-3564 with any questions.



FirstName LastNameWilliam Wei Huang                     Sincerely,
Comapany NameGDS Holdings Limited
                                                        Division of Corporation
Finance
September 18, 2020 Page 2                               Office of Technology
FirstName LastName